25001817

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SEC FILE NUMBER
8-12969

SEC Mail Processing

FEB 05 2025

Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pyramid Fund Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21 Everett Road Extension
(No. and Street)

Albany	NY	12205
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colleen Juiliano	610-517-8396	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Joseph Biondo II, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pyramid Fund Corporation, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THERESA CROOKS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CR6191817
My Commission Expires 8-25-24

Theresa Crooks
Notary Public Saratoga County

Signature: [signature]

Title: Principal Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pyramid Funds Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pyramid Funds Corporation (the "Company") as of December 31, 2022, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I Computation of Net Capital Under Rule 15c3-1, Schedule II Computation of Reserve Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2009
Abington, Pennsylvania

Pyramid Funds Corporation
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	6,388
Receivables:		
Commissions		86,579
Officers		95,933
Securities owned, at value		162,203
Furniture, equipment and leasehold improvements net of accumulated depreciation of $110,197		-
Prepaid expenses and other assets		8,775
Total assets	$	359,878
Liabilities and Stockholders' Equity		
Liabilities		
Notes payable		10,728
Due to officer		5,000
Accounts payable and accrued expenses	$	32,039
Total liabilities		47,767
Commitments and contingent liabilities		
Stockholders' Equity:		
Common stock, no par value, authorized - 200 shares, issued and outstanding - 57 shares		5,000
Retained earnings		317,621
Treasury stock, at cost - 53 shares		(10,510)
Total stockholders' equity		312,111
Total liabilities and stockholders' equity	$	359,878

The accompanying notes are an integral part of these financial statements

Pyramid Funds Corporation

Statement of Income

For the Year Ended December 31, 2022

Revenue		
Commissions and service fees from mutual funds and variable annuities	$	640,932
Management fee from affiliates		70,000
Loss on firm investment account		(61,614)
Dividends and interest		5,392
Total income		654,710
Expenses		
Salaries and other employment costs		339,830
Commissions		81,343
Travel and entertainment		66,933
Communications		41,772
Occupancy costs and equipment rental		37,553
Regulatory fees and expenses		3,048
Office expense		45,494
Professional fees		51,627
Promotional expenses		19,879
Insurance		19,257
Total expenses		706,736
Net loss	$	(52,026)

The accompanying notes are an integral part of these financial statements

Pyramid Funds Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2022

	Common Stock			Retained	Treasury Stock			Total Stockholders'
	Shares	Amount		Earnings	Shares	Amount		Equity
Balances at January 1, 2022	57	$ 5,000	$	402,364	53	$ (10,510)	$	396,854
Distributions to stockholders	-	-		(32,717)	-	-		(32,717)
Net income for the year	-	-		(52,026)	-	-		(52,026)
Balances at December 31, 2022	57	$ 5,000	$	317,621	53	$ (10,510)	$	312,111

The accompanying notes are an integral part of these financial statements

Pyramid Funds Corporation

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2022

Subordinated borrowings at January 1, 2022	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2022	$	-

The accompanying notes are an integral part of these financials statements

Pyramid Funds Corporation

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash flows from operating activities:	
Net loss	$ (52,026)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Receivables:	
Commissions	24,210
Officers	(1,324)
Securities owned	54,362
Prepaid expenses and other assets	(707)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	2,214
Due to officer	5,000
Net cash provided by operating activities	31,729
Cash flows used in financing activities:	
Distributions to stockholders	(32,717)
Net cash used in financing activities	(32,717)
Net decrease in cash	(988)
Cash and cash equivalents at beginning of year	7,376
Cash and cash equivalents at end of year	$ 6,388
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements

1. Organization

Pyramid Funds Corporation (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission and FINRA. The Company limits its business to the sale of mutual funds and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – The Company is a distributor of mutual funds and variable annuities and receives distribution fees also referred to as 12b-1 fees and point of sale commissions. These fees are recorded when earned, monthly and quarterly, when the Company deems that it has met its performance obligation.

Income taxes – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the corporate income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2022, in the accompanying financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2022, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2019.

Property and Depreciation – Furniture and equipment are depreciated generally using straight-line and accelerated methods over their estimated useful lives.

Fair value measurements - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

•Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly

2. Summary of Significant Accounting Policies (Continued)

Fair value measurements – (Continued)
•Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Common stock and mutual fund securities are valued at the closing price reported on the active market on which the individual securities are traded. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. If quoted market prices are not available for comparable securities, fair value is based on quoted bids for the security or comparable securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Common Stocks	$ 143,744	$ -	$ -	$ 143,744
Mutual Funds	18,459	-	-	18,459
Total	$ 162,203	$ -	$ -	$ 162,203

The Company did not hold any Level 3 investments during the year ended December 31, 2022. The Company did not hold any derivative instruments at any time during the year ended December 31, 2022. There were no significant transfers into or out of Level 1 or Level 2 during the period. It is the Company's policy to recognize transfers into and out of Level 1 and Level 2 at the end of the reporting period.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 27, 2022, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Party Transactions

Various amounts have been advanced to/from the Company's officers and affiliates owned by the Company's stockholders. At December 31, 2022 an amount of $95,933 was due from officers. At December 31, 2022, $5,000 was due to officers.

4. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are summarized as follows:

Furniture and fixtures	$	56,510
Equipment		36,173
Leasehold improvements		17,514
		110,197
Less accumulated depreciation		(110,197)
	$	-

Depreciation expense totaled $0 for the year ended December 31, 2022.

5. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022 the Company had net capital of $111,027 which was $86,027 in excess of its required net capital of $25,000. At December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was .43 to 1.

6. Employee Benefit Plan

The Company sponsors a Simplified Employee Pension Plan (the "Plan") covering substantially all employees of the Company who meet certain age and length of employment requirements. Discretionary contributions are determined annually by the Company. The Company made no contribution to the Plan for the year ended December 31, 2022.

Pyramid Funds Corporation

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2022 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	312,111
Total stockholders' equity qualified for Net Capital		312,111
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable		71,776
Receivable from officers		95,933
Prepaid expenses and other assets		8,775
Total non-allowable assets		176,484
Net Capital before haircuts on securities positions		135,627
Trading and investment securities:		
Other securities		24,600
Total haircuts		24,600
Net Capital	$	111,027
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Total liabilities	$	47,767
Total aggregate indebtedness	$	47,767
Percentage of aggregate indebtedness to Net Capital		43%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-:		-

Pyramid Funds Corporation
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2022 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $47,767)	$	3,184
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	25,000
Net Capital requirement	$	25,000
Excess Net Capital	$	86,027
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	81,027

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

<u>Computation of Net Capital Under Rule 15c3-1</u>
No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Pyramid Funds Corporation
Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3
December 31, 2022 **Schedule II**

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to the sale of mutual funds and annuities.

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Pyramid Funds Corporation
Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2022 **Schedule III**

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to the sale of mutual funds and variable annuities

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pyramid Funds Corporation

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Pyramid Funds Corporation. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
February 27, 2023

Pyramid Funds Corporation
Exemption Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2022

In accordance with the Company's membership agreement with FINRA the Company is designated to operate under the exemptive provisions of paragraph (k)(2)(i). The Company does not handle cash or securities or behalf of customers. Therefore, the Company, to its best knowledge and belief, is in compliance with Rule 15c3-3, and has been so throughout the year ended December 31, 2022.

Signed,

Joseph Biondo
President